UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

Emergent Capital, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

29102N105
(CUSIP Number)

Eric LeGoff President & COO Evermore Global Advisors, LLC 89 Summit Avenue Summit, NJ 07901 908-378-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29102N105	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Evermore Global Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500,000[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[1]	Excludes 9,750,000 shares of common stock of Emergent Capital, Inc. (the “Issuer”) that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein.
[2]	Based on 143,413,844 shares of common stock of the Issuer outstanding as of July 28, 2017.

CUSIP NO. 29102N105	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Evermore Global Value Fund, a series of Evermore Funds Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,710,0000[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

[1]	The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore Global Advisors, LLC (“Evermore”), but has the right to rescind the authority granted to Evermore upon proper notice.
[2]	Excludes 4,344,786 shares of common stock of the Issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein.
[3]	Based on 143,413,844 shares of common stock of the Issuer outstanding as of July 28, 2017.

CUSIP NO. 29102N105	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Sirius International Insurance Corporation (publ)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Stockholm, Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,815,000[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

[1]	The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore, but has the right to rescind the authority granted to Evermore upon proper notice.
[2]	Excludes 3,592,178 shares of common stock of the Issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein.
[3]	Based on 143,413,844 shares of common stock of the Issuer outstanding as of July 28, 2017.

CUSIP NO. 29102N105	Page 5 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this joint statement on Schedule 13D relates is the common stock (the “Securities”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”). The Issuer has its principal executive offices located at 5355 Town Center Road, Boca Raton, Florida 33486.

ITEM 2. IDENTITY AND BACKGROUND.

This joint statement on Schedule 13D is being filed by Evermore Global Advisors, LLC (“Evermore”), the Evermore Global Value Fund, a series of Evermore Funds Trust (“EGVF”) and Sirius International Insurance Corporation (publ) (“Sirius” and, together with Evermore and EGVF, collectively, the “Reporting Persons”). Further information regarding each of the Reporting Persons is set forth below.

(a) – (c)

1.	Evermore, a Delaware limited liability company, is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940. Evermore serves as investment adviser to various clients, including a registered investment company and institutional separate account clients. Evermore also serves as a sub-advisor to another registered investment company. The address of Evermore’s principal office is 89 Summit Avenue, Summit, New Jersey 07901. The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Evermore, including EGVF and Sirius, under authority granted to Evermore. None of the Securities are owned by or on behalf of Evermore or by any of its directors or officers, or any trustees or officers of EGVF or Sirius. Evermore disclaims beneficial interest in any of the Securities reported herein except to the 11,185,000 shares owned by Sirius in which Evermore has a pecuniary interest.

Current information concerning the identity and background of each of Evermore’s directors and executive officers is set forth in Annex A, which is incorporated herein by reference in response to this Item.

2.	EGVF, a Massachusetts business trust, is a series of Evermore Funds Trust and an investment company registered with the SEC under the Investment Company Act of 1940. EGVF’s principal office address is 89 Summit Avenue, Summit, New Jersey 07901.

Current information concerning the identity and background of each of EGVF’s trustees and executive officers is set forth in Annex A.

3.	Sirius, a (re)insurance company organized under the laws of Sweden, is the largest reinsurance company in Scandinavia. Sirius is regulated by the Swedish Financial Supervisory Authority. Its principal office address is Birger Jarlsgatan 57B SE - 113 96 Stockholm, Sweden.

Current information concerning the identity and background of each of Sirius’ directors and executive officers is set forth in Annex A.

(d) and (e)

During the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons set forth on Annex A attached hereto, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The respective investment advisory clients of Evermore used approximately $7,500,000 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Evermore. In addition, none of the cash used to purchase the Securities was provided through borrowings of any nature.

CUSIP NO. 29102N105	Page 6 of 8 Pages

ITEM 4. PURPOSE OF TRANSACTION.

On July 26, 2017, Evermore entered into a Securities Acquisition Agreement with PJC Investments, LLC (“PJC”), whereby PJC, pursuant to its authority under certain Master Transaction Agreements by and among the Issuer, PJC and consenting convertible note holders in connection with a recapitalization of the Issuer (the “Recapitalization”), agreed to designate investment advisory clients of Evermore as investor parties to certain operative agreements entered into to issue securities and to effect such Recapitalization, and Evermore agreed to cause its investment advisory clients to purchase securities of the Issuer upon the closing of the Recapitalization.

Accordingly, on July 28, 2017, the Recapitalization transaction closed (the “Closing”) and the Issuer issued and sold shares of common stock to certain investors, including the Securities to the investment advisory clients of Evermore as described herein. A copy of the common stock purchase agreement was filed with the SEC on August 1, 2017 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

Additionally, the Issuer issued to certain investors common stock purchase warrants (the “Warrants”) to purchase shares of the Issuer’s common stock at an exercise price of $0.20 per share. Investment advisory clients of Evermore acquired Warrants to purchase 9,750,000 shares of the Issuer, with EGVF acquiring Warrants to purchase 4,344,786 shares and Sirius acquiring Warrants to purchase 3,592,178 shares. The Warrants are subject to certain vesting provisions before they become exercisable and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment provisions. A copy of the form of Warrant was filed with the SEC on August 1, 2017 as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

Pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into as of the Closing, the Issuer is required to prepare and file with the SEC a registration statement registering the resale of, among other things, the shares of common stock of the Issuer issued at the Closing, the shares of common stock into which the Warrants may be exercised and shares of common stock into which the Issuer’s convertible notes may be converted. The Registration Rights Agreement also gives the holder parties thereto, including the Evermore investment advisory clients that acquired Securities, certain demand registration and piggyback registration rights and provides that the Issuer is obligated to pay expenses of registration. A copy of the Registration Rights Agreement was filed with the SEC on August 1, 2017 as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

For a more detailed discussion of the Recapitalization, see the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017.

Concurrent with the Closing, five members of the Issuer’s board of directors resigned from their positions and the Issuer appointed five new directors, each of whom was designated by various investor parties in the Recapitalization. Pursuant to a Board Rights Agreement dated July 28, 2017 between Evermore and the Issuer (the “Board Rights Agreement”), for so long as Evermore or its affiliates own at least 25% of the number of shares of common stock acquired by the investment advisory clients of Evermore at the Closing, Evermore will have the right to designate one director to serve on the board of directors of the Issuer. Pursuant to the Board Rights Agreement, no Evermore designated director will receive compensation from the Issuer for his or her service on the board, provided, however, such director will be entitled to reimbursement for all reasonable and documented out-of-pocket expenses incurred in connection with such director’s participation in the meetings of the board or any of its committees. As of the Closing, Evermore’s designated director is Matthew Epstein, who is a senior analyst for Evermore. A copy of the Board Rights Agreement was filed with the SEC on August 1, 2017 as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

Other than as described above, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any other person set forth in Annex A hereto, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although they reserve the right to develop such plans).

CUSIP NO. 29102N105	Page 7 of 8 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number and percentage of Securities to which this Schedule 13D relates is 37,500,000 shares of the common stock of the Issuer, constituting approximately 26.2% of the Issuer’s 143,413,844 shares outstanding as of July 28, 2017. Evermore beneficially owns 37,500,000 shares of the Issuer’s common stock. EGVF beneficially owns 16,710,000 shares, Sirius beneficially owns 13,815,000 shares, and another advisory client of Evermore (which is not required to be a reporting person for purposes of this Schedule 13D) beneficially owns 6,975,000 shares.

(b)	Evermore has the sole power to dispose of or to direct the disposition, as well as the sole power to vote or direct the voting, of the Securities held for the discretionary accounts of its advisory clients. EGVF and Sirius have delegated all authority to vote and dispose of shares of common stock of the Issuer owned by them to Evermore pursuant to investment advisory agreements, but have the right to terminate such agreements and rescind such authority without penalty upon proper notice.

(c)	As further described in Item 4 above, during the past 60 days, the Reporting Persons effected the following transactions:

Reporting Person	Date	Security	Amount of Shares Bought/(Sold)	Approximate Price Per Share

Evermore	7/28/17	Common Stock	37,500,000	$0.20

EGVF	7/28/17	Common Stock	16,710,000	$0.20

Sirius	7/28/17	Common Stock	13,815,000	$0.20

(d)	The investment advisory clients of Evermore have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Evermore has an indirect pecuniary interest with respect to 11,185,000 shares of the Securities reported herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above for a description of the obligations the Issuer will have to file registration statements and to appoint Evermore’s designee to its board of directors. The Issuer has also agreed to reimburse Evermore for its legal fees related to the acquisition of Securities, including related to the filing of this Schedule 13D, up to a maximum of $50,000.

Effective as of July 28, 2017 Evermore, EGVF and Sirius entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the Securities of the Issuer.

CUSIP NO. 29102N105	Page 8 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated July 28, 2017

Exhibit 99.2	Securities Acquisition Agreement, dated as of July 26, 2017

Exhibit 99.3	Common Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017)

Exhibit 99.4	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017)

Exhibit 99.5	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017)

Exhibit 99.6	Board Rights Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

Evermore Global Advisors, LLC

By:	/s/ Eric LeGoff
Eric LeGoff
President & COO

EVERMORE GLOBAL VALUE FUND

By:	/s/ Eric LeGoff
Eric LeGoff
CEO

SIRIUS INTERNATIONAL INSURANCE CORPORATION (PUBL)

By:	/s/ Lars Ek
Lars Ek
EVP & COO

By:	/s/ Lars Andersson
Lars Andersson
SVP & CFO

Annex A

Information with Respect to Executive Officers and Directors of the Reporting Persons

The name and principal occupation of each of the directors and executive officers of Evermore Global Advisors, LLC (“Evermore”) are listed below. Matthew Epstein, a Senior Research Analyst at Evermore, may also be deemed a control person of Evermore. The business address of Mr. Epstein and each person listed below is 89 Summit Avenue, Summit, NJ 07901. Mr. Epstein and each individual identified below is a citizen of the United States.

Executive Officers:

Name	Principal Occupation

David E. Marcus	Chief Executive Officer
Eric J. LeGoff	President, Chief Operating Officer
Bartholomew C. Tesoriero	Chief Financial Officer
Jay Haas	Chief Compliance Officer

Directors:

Name	Principal Occupation

David E. Marcus	Chief Executive Officer of Evermore
Eric J. LeGoff	President and Chief Operating Officer of Evermore
Stephen Apkon	Filmmaker, Reconsider
Patrick J. Gallagher	Senior Managing Director, Laidlaw Capital Markets
Henry L. Guy	Chief Executive Officer, Modern Holdings Inc.
Robert L. Lerner	Manager, RLL Holdings, LLC

The name and principal occupation of each of the trustees and executive officers of Evermore Global Value Fund, a series of Evermore Funds Trust (“EGVF”) are listed below. The business address of each person listed below is 89 Summit Avenue, Summit, NJ 07901. Each individual identified below is a citizen of the United States.

Executive Officers:

Name	Principal Occupation

David E. Marcus	President
Eric J. LeGoff	Chief Executive Officer
Bartholomew C. Tesoriero	Chief Financial Officer
Jay Haas	Chief Compliance Officer

Trustees:

Name	Principal Occupation

Eric J. LeGoff	Chief Executive Officer of EGVF
Stephen J. Balog	Member, Camrig, LLC and Rocky Mountain Western, LLC
Eugene Bebout III	Chief Financial Officer and Chief Operating Officer, Herbert L. Jamison & Co., LLC
Nathan Gantcher	Managing Member, EXOP Capital LLC
Julie Keenan	Managing Member, EMB Enterprises, LLC

The name and principal occupation of each of the directors and executive officers of Sirius International Insurance Corporation (publ) (“Sirius”) are listed below. Unless otherwise specified, the business address of each person listed below is Birger Jarlsgatan 57B SE - 113 96 Stockholm, Sweden. Each individual identified below is a citizen of the Sweden, other than Messrs. Waters and Davis, who are both U.S. citizens.

Executive Officers:

Name	Principal Occupation

Monica Cramér Manhem	President and Chief Executive Officer
Jan Onselius	Executive Vice President and Chief Underwriting Officer
Lars Ek	Executive Vice President and Chief Operating Officer
Lars Andersson	Senior Vice President and Chief Financial Officer
Anders Henriksson	Executive Vice President
Lena Kjellenberg Heynes	Senior Vice President and General Counsel
Ingela Schön	Senior Vice President – Human Resources

Directors:

Name	Principal Occupation

Allan Waters	President and Chief Executive Officer of Sirius International Insurance Group, Ltd.
14 Wesley Street
5th Floor
Hamilton HM11 Bermuda
Jeffrey Davis	Executive Vice President & Chief Actuary of Sirius International Insurance Group, Ltd.
14 Wesley Street
5th Floor
Hamilton HM11 Bermuda
Monica Cramér Manhem	President and Chief Executive Officer of Sirius
Lars Ek	Executive Vice President and Chief Operating Officer of Sirius
Jan Onselius	Executive Vice President and Chief Underwriting Officer of Sirius